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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                COMMISSION FILE NUMBER 001-14286
                                                                       ---------

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: June 30, 2002
                                                               --------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                  ---------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    Contour Energy Co.
Former Name if Applicable:  Not Applicable
Address of Principal Executive Office (Street and Number):
  1001 McKinney, Suite 900
City, State and Zip Code:  Houston, Texas 77002

                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets.)

     On July 15, 2002, Contour Energy Co. (the "Company") and its subsidiaries, Contour Energy E&P, LLC, Kelley Operating Company, Ltd., Concorde Gas Marketing, Inc., Contour Gas Intrastate, Inc. and Petrofunds, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division.

     For the following reasons, the Company's management believes that requiring the Company to file periodic reports under Sections 13(a) and 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act") during its Chapter 11 reorganization would present an undue hardship on the Company and is not necessary for the protection of investors. The Company's limited financial and human resources are of necessity heavily involved in providing documentation and schedules for the bankruptcy court and the additional effort and expense required to make Form 10-Q and Form 10-K filings would be an unreasonable burden. Management of the Company believes that filing the Company's reports with the Bankruptcy Court on Form 8-K in lieu of filing Form 10-K and Form 10-Q reports will adequately inform investors and the general public of its financial condition and activities. In addition, trading in the Company's equity securities is expected to be limited, and holders of the Company's debt securities have standing with the Bankruptcy Court, making Form 10-K and Form 10-Q filings unnecessary.

     On July 29, 2002, counsel for the Company transmitted a no-action letter request to the Office of Chief Counsel in the Division of Corporation Finance at the Securities and Exchange Commission requesting confirmation from the staff that it would not recommend an enforcement action against the Company if the Company files its monthly reports provided to the Bankruptcy Court with the Securities and Exchange Commission on Form 8-K within 15 calendar days of their submission to the Bankruptcy Court. This Form 8-K filing would be in lieu of filing the Company's Form 10-K and Form 10-Q reports. Should the Securities and Exchange Commission grant the requested relief, the Company does not intend to file periodic reports until a plan of reorganization is approved or until the Company emerges from bankruptcy, which ever comes first, and only if applicable at such time.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Rick G. Lester               (713)                      652-5200
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         (Name)                  (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes          [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes(1)       [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     (1) See discussion in Part III of this Form.


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                               Contour Energy Co.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 15, 2002         By /s/ Rick G. Lester
                                   ------------------------------------------
                                          Rick G. Lester,
                                          Executive Vice President and
                                          Chief Financial Officer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C.ss.1001).

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